Filed by ICON plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: PRA Health Sciences, Inc.

(Commission File No. 001-36732)

Date: February 24, 2021

ICON plc emailed the following video communication to its employees on February 24, 2021 and also posted the video to its intranet site.

ICON to acquire PRA Health Sciences

Dear Colleagues,

I’m delighted to announce that ICON has agreed to acquire PRA Health Sciences. I’ve recorded a brief video to share further details on today’s announcement, which you can access by clicking on the video link below.

Regards,

Steve

Steve Cutler
Chief Executive Officer, ICON plc

Video Transcript

We’ve just announced some exciting news to the market, which represents a significant milestone in ICON’s development and is a game-changer in the CRO industry.

ICON has agreed to acquire PRA Health Sciences, which is one of the world’s leading CROs with over 18,000 employees in 60 countries.  This strategic agreement brings together two high-quality, innovative and growing organisations with similar cultures to create the world’s leading healthcare intelligence and clinical CRO. The combined company will create a new paradigm for bringing clinical research to patients, will expand capabilities for customers, provide growth opportunities for employees and value for shareholders.

There are a few key reasons why we have decided to proactively combine both organisations at this time.

The first relates to improving our operational scale, which is essential to meeting current and future customer needs. With broader and deeper service, geographic and therapeutic offerings, and expansive data driven healthcare technology, we can deliver enhanced solutions for all customers, increasing access to patients and reducing development time and cost. The combined business will also have strategic partnerships with a majority of the world’s top biopharma companies, which will provide a platform for sustainable growth and innovation.

Secondly, by combining the capabilities, technology and innovation from both organisations, we will deliver differentiated de-centralised and hybrid trial solutions to meet growing customer needs. These capabilities include PRA’s mobile and connected health platforms and real world data and information solutions, along with ICON’s global site network, home health services and wearables expertise.

Thirdly, ICON and PRA are combining from positions of strength in an expanding market. Both organisations have a long history of growth and are expecting further growth in 2021 and beyond. To ensure continued success, we will harness the outstanding leadership and talent that resides in both organisations, to deliver operational excellence and continue our focus on patient-centred drug and device development.

ICON and PRA share common cultures, values and strengths, which I believe will lead to a very successful global team. As a combined company, we will be positioned to increase investment in service offerings, technology, employee development and innovation. This will enable us to continue to offer employees exciting roles and significant career opportunities, within and across key service areas and geographies.

While today is an exciting day for both organisations and we look forward to leveraging the strengths of the combined company, it is critical that we remain fully focussed on our day to day work and continue delivering for our customers. We anticipate that the acquisition will be finalised in quarter three, following shareholder and regulatory approval, and until that time, both companies will continue to operate independently of each other, with no formal interaction.  After the acquisition closes, we will begin a detailed integration process, which will be led by a team from both organisations who are experienced in integrating successful businesses.  We will also engage external advisors to assist us.  Considered and effective integration will take some time and will involve regular communication and dialogue with you as we work through the process and finalise plans for the new organization.

In closing, I want to thank you for your ongoing commitment to ICON, our customers and patients. Today is a truly exciting day for ICON as we continue on our mission to help our customers accelerate the development of drugs and devices that improve and save patients’ lives.

Many thanks.

Steve

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

 No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.